Exhibit 3.1

THIRD AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CYCURION, INC.

July 23, 2026

Cycurion, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Cycurion, Inc.”.

2. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 28, 2021 under the name Western Acquisition Ventures Corp., as amended and restated on January 11, 2022 (the “Amended and Restated Certificate of Incorporation”), as further amended on January 13, 2023, July 11, 2023, January 10, 2024, April 10, 2024, July 2, 2024, October 9, 2024, and January 8, 2025, under the name Western Acquisition Ventures Corp., as amended and restated on February 14, 2025, under the name Cycurion, Inc., as further amended on September 29, 2025 and October 24, 2025 (the “Second Amended and Restated Certificate of Incorporation”).

3. This third amendment (this “Amendment”) amends the Second Amended and Restated Certificate of Incorporation, as previously amended.

4. This Amendment is adopted pursuant to, and is within the authority granted by, the approval of the Corporation’s stockholders. On July 23, 2026, holders of a majority of the Corporation’s issued and outstanding Common Stock, including certain holders of preferred stock voting together with the Common Stock, approved a proposal to amend the Corporation’s Second Amended and Restated Certificate of Incorporation, as set forth in the Corporation’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on June 30, 2026, as amended, which proposal became effective on July 23, 2026.

5. Article 5.2(b) of the Corporation’s Second Amended and Restated Certificate of Incorporation is hereby amended and restated to read in full as follows:

“(b) Classification of Board of Directors.

Except for any directors elected by the holders of any series of preferred stock pursuant to any Certificate of Designations relating to any series of preferred stock, the members of the Board of Directors shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until the first annual meeting of stockholders following the initial classification of directors, Class II directors shall initially serve until the second annual meeting of stockholders following the initial classification of directors and Class III directors shall initially serve until the third annual meeting of stockholders following the initial classification of directors. Commencing with the first annual meeting of stockholders following the initial classification of directors, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term and until the election and qualification of their respective successors in office or their earlier resignation or removal. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class shall be apportioned as nearly equal as possible. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes as it may determine at the time the classification of the Board of Directors becomes effective.”

6. The Board determined that the Amendment is advisable and in the best interests of the Corporation and its stockholders.

7. All of the other provisions of the Second Amended and Restated Certificate of Incorporation, as amended, shall remain unchanged.

8. This Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this July 23, 2026.

By:	L. Kevin Kelly
Name:	L. Kevin Kelly
Title:	Chief Executive Officer